Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
RREEF Property Trust, Inc.:

We consent to the use of our report dated March 13, 2015, with respect to the consolidated balance sheets of RREEF Property Trust, Inc. and subsidiaries as of December 31, 2014 and 2013, the related consolidated statements of operations and comprehensive loss for the years then ended and stockholders’ equity and cash flows for the years then ended and the period from February 7, 2012 (inception) through December 31, 2012, and the related financial statement schedule III, real estate and accumulated depreciation, included in Supplement No. 25 to the prospectus relating to this registration statement and to the reference to our firm under the heading “Experts” therein.

/s/ KPMG LLP
KPMG LLP
Dallas, Texas
March 17, 2015